United States

Securities and Exchange Commission

Washington, D.C. 20549

Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

DIRECT LENDING INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

355 S. Grand Ave., Suite 2450

Los Angeles, CA 90071

Telephone Number (including area code):

(213) 286-9026

Name and Address of agent for service of process:

Brendan Ross

Direct Lending Income Fund Advisors, LLC

355 S. Grand Ave., Suite 2450

Los Angeles, CA 90071

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [  ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and State of California on the 31st day of December, 2015.

Direct Lending Income Fund
(Name of Registrant)

By:	/s/ Brendan Ross
Brendan Ross
President

Attest:	/s/ Lawrence Brogan
Lawrence Brogan
Chief Financial Officer